SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

.

0><}100{>São Paulo, August 27, 2021.

Securities and Exchange Commission of Brazil (CVM)

Re.: Official Letter 202/2021/CVM/SEP/GEA-1 - Request for clarifications

Dear Sirs,

We refer to Official Letter 202/2021/CVM/SEP/GEA-1 ("Official Letter") dated August 26, 2021, transcribed below, through which you requested clarifications from Braskem S.A. ("Braskem" or "Company") regarding the news report published on August 26, 2021 about the news published on August 26, 2021 in the newspaper O Estado de São Paulo, in the Finance section, under the title: "Creditor banks may take over the sale of Braskem":

"1. We refer to the news published on August 26, 2021 in the newspaper O Estado de São Paulo, in the Finance section, under the title: "Creditor banks may take over the sale of Braskem", which contains the following statement:

Odebrecht's creditor banks, now named Novonor, may take over the sale of the 50.1% stake in Braskem, in the case that is not clear that the process is on its way to being completed by the end of the year. This would take Bradesco, Itaú Unibanco, Santander, Banco do Brasil and BNDES over the counter sales. Although there are already proposals, the timetable for the business could be adjusted. One of the reasons would be the indecision about the sale of Braskem in pieces, to more than one buyer, or whole. Novonor prefers to sell to a single buyer. If Morgan Stanley, in charge of finding a buyer, presents the banks with a tied deal, Novonor will receive another 12 months to complete the transaction, as provided for in the judicial reorganization carried out with Odebrecht.

2. In this regard, we request a statement from the company regarding the veracity of the news, and, if so, explain the reasons why it did not consider it to be a material fact, as well as comment on other information considered important on the subject. ”

With regard to your request, Braskem clarifies that is not part of any eventual discussions between its shareholders about the sale of their equity interest in Braskem and is not aware of the information contained in the news object of this Official Letter, reason why Braskem requested a response from Novonor, which responded as follows:

“We refer to your e-mail dated as of August 26, 2021, through which you request us clarifications on the news published in the newspaper O Estado de São Paulo, in the Finance section, on August 26, 2021, under the title "Creditor bank may take over the sale of Braskem".

In this regard, we must reiterate that the sale process of Novonor S.A.'s stake in Braskem was initiated in compliance with commitments assumed with its creditors, and this fact was expressly

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communicated to you in correspondence sent on August 7, 2020 and disclosed to the market as a Braskem Material Fact in the same date. The process is ongoing, but we are not aware that there is any intention on their part to take over the sales process, as discussed in the above-mentioned article, with no other relevant updates on the subject at this time.”

Sincerely,

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.